TENNYSON
NETWORKS LIMITED

02034447

31 May 2002

By Facsimile
0015 1 202 942 9624
21 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W,
Washington, D.C. 20549
USA

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

SUPPL

02 MAY 31 AM 11:43

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 30 May 2002;
2. Announcement to ASX dated 30 May 2002 re Appendix 3B;
3. Announcement to ASX dated 30 May 2002 re Issue of Shares;
4. ASIC Form 207 dated 30 May 2002
5. Announcement to ASX dated 31 May 2002 re ASIC Form 604;
6. Announcement to ASX dated 31 May 2002 re Appendix 3Y

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

New strategic alliance with Rockwell FirstPoint Contact delivers high value solutions to the contact centre marketplace

Melbourne, May 30, 2002 – Tennyson Networks Ltd (ASX:TNY) and Rockwell FirstPoint Contact Corp, a business of Rockwell Automation (NYSE:ROK), today announced they had signed a Memorandum of Understanding for the distribution of each company's customer contact centre products.

The relationship will see Tennyson distribute Rockwell FirstPoint Contact's FirstPoint Business Edition and FirstPoint Enterprise 2002 customer contact solutions. Additionally, Rockwell FirstPoint Contact will distribute Tennyson's PowerSOX product through its channel partners, initially in Australia and New Zealand, and progressively to selected Asia Pacific markets.

The agreement also involves joint development of solutions that would allow both companies to extend their reach in the contact centre market with more feature-rich offerings.

Gerry Tucker, General Manager Asia Pacific for Rockwell FirstPoint Contact, stated that the agreement created an important new relationship for both companies that would provide a contact centre solution that significantly lowered the total cost of ownership through lower system and operational costs and new advances in technology.

"The combined solution will provide a unique value proposition that includes multi-channel contact, predictive dialling, campaign management, ACD (automatic call distribution), IVR (interactive voice response) and database integration," he said.

"Rockwell FirstPoint Contact's decision to partner with Tennyson reflects our commitment to further strengthen our channel and alliances."

Tennyson is a world leader in the design, development, marketing and support of communications solutions for information-centric businesses.

Leigh Coleman, CEO of Tennyson, sees the relationship strengthening the position of both companies in the marketplace.

"Tennyson would market the products through selected resellers and also directly through its national sales force," he said. "Tennyson and Rockwell FirstPoint Contact would also work to develop marketing strategies that competitively position the combined product suite. According to the Australian Teleservices Association the potential market within Australia's 4,000 contact centres in the SME space is worth approximately $600m."

About Tennyson Networks Limited
Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access – the Smart Office eXchange (SOX).
The SOX Virtual Phone is the first desktop telephony system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server.
Tennyson's award-winning SOX platform has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including PowerSOX, a custom contact centre solution. Tennyson is based in Melbourne, Australia with international distributors in the United Kingdom, New Zealand and South Africa. SOX products have been sold in 22 countries.

About Rockwell FirstPoint Contact
Rockwell FirstPoint Contact (rockwellfirstpoint.com), a business of Rockwell Automation (NYSE: ROK), is a global provider of complete customer contact solutions that support multiple channels (voice, e-mail, Web, wireless and VoIP) through a unique open interaction infrastructure. The first to develop technology to help automate customer call centres, Rockwell FirstPoint Contact has a 30-year global reputation for reliability, dependability, on-time, on-budget delivery and superior customer service. Where intelligent customer contact begins, Rockwell First Point Contact specializes in helping organizations leverage data from across the enterprise to achieve their customer relationship management strategies.

Tennyson Contact:
Leigh Coleman
Chief Executive Officer
Tel: +61 3 8558 0407

Rockwell FirstPoint Contact
Martyn Riddle
Marketing Manager
Tel: +61 2 9959-1821

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TENNYSON NETWORKS LIMITED

ABN

98 009 805 298

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**15,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Same terms as existing ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.04 per shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To provide working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 May 2002**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**130,733,625**	**Ordinary Shares**

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
4,700,000	**Options exercisable at $0.11 on or before 31 December 2003.**
5,000	**Options exercisable at $1.05 on or before 30 June 2004**
40,000	**Options exercisable at $1.00 on or before 30 June 2004**
110,000	**Options exercisable at $0.70 on or before 1 November 2004**
1,460,000	**Options exercisable at $0.04 on or before 27 November 2005.**
500,000	**Options exercisable at $0.05 on or before 19 March 2006.**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Dividends are paid at the discretion of the Board of Directors

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30/5/2002
Company Secretary

Print name: Rick A. Pullia

== == == == ==

+ See chapter 19 for defined terms.

TENNYSON NETWORKS LIMITED

Australian Stock Exchange
TNY000182

30 May 2002

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

No. of Pages: 2

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 15,000,000 fully paid ordinary Tennyson Networks Limited (**Tennyson Networks**) shares (**Shares**) have been issued to the Placement Investors as detailed in Annexure A.

In order to comply with the recent changes to the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), Tennyson Networks advises that, in relation to the Shares, it relies on the Class Order 02/272 (as amended by Class Order 02/334) issued by the Australian Securities and Investments Commission (**ASIC**), which grants relief from the secondary trading provisions, in that:

1. the Shares were issued by Tennyson Networks to the Placement Investors on or after 11 March 2002 and before 12 September 2002;
2. none of the Shares issued by Tennyson Networks to the Placement Investors are debentures;
3. the Shares issued by Tennyson Networks to the Placement Investors come within the relief specified in category 5 of schedule C of the Class Order;
4. in accordance with the substantive relief categories of the Class Order a Reliance Notice will be issued to ASIC within 5 business days after the issue of the Shares by Tennyson Networks to the Placement Investors; and
5. Tennyson Networks hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed, of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,

Rick A. Pullia
COMPANY SECRETARY

Encl. Annexure A

TENNYSON NETWORKS LIMITED ACN 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168
TEL: (03) 8558 0424 FAX: (03) 8558 0484

TENNYSON NETWORKS LIMITED **ANNEXURE A**

ISSUE OF SHARES TO PLACEMENT INVESTORS

Names of Placement Investors	**No of Shares Issued**
Petrador Farms Pty Ltd	1,500,000
J W & S B Booth	500,000
Interstar Pty Ltd	250,000
D W Brody	500,000
Waikato Investments Pty Ltd	500,000
J G Sansom Pty Ltd	500,000
Schaffer Nominees Pty Ltd	500,000
R Pittorino	6,250,000
Overnight Nominees Pty Ltd	750,000
N D'Arrigo	500,000
K Liddell	500,000
GDM Services Pty Ltd	250,000
Australian Heritage Funds Ltd	1,250,000
Norman Venus Management Consulting Pty Ltd	250,000
Silverdale Trading Company Limited	500,000
J A G Holt Pty Ltd	250,000
Ralsten Pty Ltd	250,000

207 page 1/1 31 May 1999

ASIC registered agent number

lodging party or agent name Tennyson Networks Limited

office, level, building name or PO Box no.

street number & name 14 Business Park Drive

suburb/city Notting Hill state/territory Vic postcode 3168

telephone (03) 8558 0424

facsimile (03) 8558 0484

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Law
254X(1)

company name Tennyson Networks Limited

A.C.N. 009 805 298

Details of the issue

date of issue (d/m/y) 30 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Fully Paid

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary Fully Paid	15,000,000	$0.04	

For Public companies

Have all shares been issued for cash only? Yes ☒ No ☐

If no, and shares have been issued for non-cash consideration and **not** under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name Richard A. Pullia capacity Secretary

sign here [signature] date 30 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Tennyson Networks Limited

ACN/ARSN: 009 805 298

1. Details of substantial holder(1)

Name: Cutmere Pty Ltd
ACN (if applicable): 009 006 857

There was a change in the interests of the substantial holder on 31 / 05 / 02
The previous notice was given to the company on 25 / 02 / 02
The previous notice was dated 25 / 02 / 02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary fully paid	22,821,170	19.72%	21,845,170	16.71%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Annexure A				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
See Annexure A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure B	

Signature

print name William Treneər capacity Secretary

sign here [signature] date 31 / 05 /2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

FORM 604 ANNEXURE A **DATED: 31st May 2002**

3. CHANGE IN RELEVANT INTEREST

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
28 February 2002	Nelson James Woss	On market sale	$77,571.00	-1,000,000	-1,000,000
16 May 2002	Ronald Warren Woss	Off market sale	$131,290.00	-3,455,000	-3,455,000
16 May 2002	Yels Holdings Pty Ltd	Off market sale	$38.00	-1,000	-1,000
16 May 2002	Hotlake Pty Ltd	Off market purchase	$132,240.00	+3,480,000	+3,480,000

4 PRESENT RELEVANT INTERESTS

Holder of Relevant Interests	Person entitled to be registered	Nature of relevant interest	Class and number of shares
Cutmere Pty Ltd	Cutmere Pty Ltd	Held as trustee	4,562,980 ordinary shares
Hotlake Pty Ltd	Hotlake Pty Ltd	Held as trustee	3,480,000 ordinary shares
Nelson James Woss	Nelson James Woss	Held directly	13,802,190 ordinary shares
TOTAL			21,845,170 ordinary shares

5. CHANGES IN ASSOCIATION

Name and ACN	Nature of association
Yels Holdings Pty Ltd ACN 008 716 274	Ceased to be a shareholder of Tennyson Networks Ltd on 16 May 2002
Ronald Warren Woss	Ceased to be a shareholder of Tennyson Networks Ltd on 16 May 2002
Hotlake Pty Ltd ACN 087 201 778	Cutmere Pty Ltd and Hotlake Pty Ltd have common directors.

6. ADDRESSES

Name	Address
Cutmere Pty Ltd	Apartment 201 The Old Swan Brewery 173 Mounts Bay Road Perth WA 6000
Hotlake Pty Ltd	Apartment 201 The Old Swan Brewery 173 Mounts Bay Road Perth WA 6000
Nelson James Woss	Apartment 201 The Old Swan Brewery 173 Mounts Bay Road Perth WA 6000

TENNYSON
NETWORKS LIMITED

FACSIMILE TRANSMISSION

TO:	Australian Stock Exchange Companies Announcements Office	FAX:	1300 300 021
FROM:	Rick A. Pullia	FAX:	03 8558 0484
DATE:	31 May 2002	PAGES:	3

Enclosed is an Appendix 3Y Change of Director's Interest Notice.

Australian Stock Exchange
TNY000183

R A Pullia
Company Secretary

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484 MOBILE 0418 990 612
email: tny@tennyson.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TENNYSON NETWORKS LIMITED	
ABN 98 009 805 298	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald Warren Woss
Date of last notice	1 March 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of related companies and deemed to have a relevant interest in the holding of Nelson J. Woss by reason of a power of attorney
Date of change	16 May 2002
No. of securities held prior to change	21,821,170
Class	Ordinary shares
Number acquired	3,480,000
Number disposed	3,456,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition value: $132,240 Disposal value: $131,328
No. of securities held after change	21,845,170 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buyback	Off market trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.